O’Neill Law Group PLLC	435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill* Christian I. Cu** Conrad Y. Nest*	Telephone:	360-332-3300
	Facsimile:	360-332-2291
	E-mail:	cic@stockslaw.com

File #4329
November 14, 2005
VIA EDGAR & FAX: 202-772-9209

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC 20549

Attention: Wilson K. Lee, Staff Accountant

Dear Sirs:

RE:	ENCORE CLEAN ENERGY, INC.
	-	SEC File Number 000-26047
	-	Form 10-KSB for the year ended December 31, 2004

We write on behalf of Encore Clean Energy, Inc. (“Encore”) in response to your comment letter dated October 28, 2005 regarding Encore’s above-referenced Form 10-KSB filing (the “Comment Letter”).

Our responses herein are based on the factual information provided to us by Encore. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form 10-KSB.

FORM 10-KSB

1.
WE NOTE YOU OBTAINED 60% OWNERSHIP OF THE WORLD, WIND AND WATER ENERGY LLC. TELL US HOW YOU ACCOUNTED FOR YOUR INVESTMENT IN WORLD, WIND AND WATER ENERGY LLC AND YOUR BASIS IN GAAP FOR THIS TREATMENT.

World, Wind and Water Energy LLC (the “LLC”) was formed on December 17, 2004. However, although the LLC Agreement was in negotiation at this time, the final agreement was not completed or signed until January 14, 2005. (See Encore’s Current Report on Form 8-K filed with the SEC on January 19, 2005.) As the Company did not acquire its interest in the LLC before December 31, 2004, Note 2 to the financial statements disclosed only the formation of the LLC and Encore’s intentions with respect to the LLC. There was no consolidation or other transactional accounting for the LLC as Encore had not acquired its interest in the LLC, and the LLC had not undertaken any financial transactions, on or before December 31, 2004.

VANCOUVER OFFICE:	O’Neill Law Corporation Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3 Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission Attention: Wilson K. Lee

2.
WE NOTE YOU HAVE A $375,000 6% CONVERTIBLE NOTE WITH A CONVERSION FEATURE THAT ALLOWS CONVERSION INTO COMMON STOCK AT A SHARE PRICE OF $0.50. TELL US HOW YOU ACCOUNTED FOR THE CONVERSION FEATURE AND YOUR BASIS IN GAAP FOR THIS TREATMENT.

In accordance with EITF 98-5, the market price of Encore’s common stock at the date of the agreement was less than the conversion price of the options. Therefore no beneficial conversion option existed and the convertible note was classified as debt at its face value.

A statement from the Company, as requested in the Comment Letter, is attached.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Christian I. Cu

CHRISTIAN I. CU

CIC/reg

cc:	Encore Clean Energy, Inc. Attn: Mr. Daniel B. Hunter, President